UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 27, 2023

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 27, 2023, Robert A. Eckert and John W. Rogers, Jr. notified McDonald's Corporation (the "Company") of their respective retirements from the Company's Board of Directors (the "Board") and all Committees thereof, each effective as of the date of the Company's 2023 Annual Shareholders' Meeting. The retirements are not because of a disagreement with the Company on any matter relating to the Company's operations, policies or practices. In connection with the retirements, the Board reduced its size to a total of 13 Directors, also effective as of the date of the Company's 2023 Annual Shareholders' Meeting.

A copy of the press release announcing the retirements is furnished as Exhibit 99.1 hereto.

Item 9.01. Financial Statements and Exhibits.

 (d) *Exhibits*

99.1	Press Release of McDonald's Corporation issued March 29, 2023: Robert A. Eckert and John W. Rogers, Jr. to Retire from McDonald's Board of Directors After 20 Years of Exceptional Service
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: March 29, 2023   By: /s/ Jeffrey J. Pochowicz

Jeffrey J. Pochowicz
Corporate Vice President, Associate General Counsel
and Assistant Secretary

Exhibit 99.1

Robert A. Eckert and John W. Rogers, Jr. to Retire from McDonald's Board of Directors After 20 Years of Exceptional Service

CHICAGO, March 29, 2023- McDonald's Corporation (NYSE: MCD) today announced the retirement of Robert "Bob" A. Eckert and John W. Rogers, Jr. from the McDonald's Board of Directors effective as of the date of the Company's 2023 Annual Shareholders' Meeting.

"Bob and John have made significant contributions throughout their 20 years on the Board. Their strategic vision and expertise have helped guide the expansion of the global business while bringing McDonald's closer to the communities it serves," **said Enrique Hernandez, Jr., McDonald's Chairman of the Board**. "Bob brought valuable expertise to the Board serving as Chairman of the Compensation Committee and the inaugural Chairman of the Public Policy & Strategy Committee where he helped oversee the Company's long-term strategy and operations. John is a prominent leader in the Chicago and business community who has helped to significantly expand the Company's efforts to promote equitable opportunity and diversity across the full range of the business including employees, franchisees and suppliers. McDonald's is stronger because of their service."

"We've all benefitted from Bob and John's invaluable counsel as we've navigated several challenges including the COVID pandemic and war in Ukraine," **said Chris Kempczinski, McDonald's President and Chief Executive Officer.** "Their leadership has helped position the Company for long-term growth and strengthened its global reputation. There has never been a better time to be part of McDonald's thanks to their leadership and steadfast commitment to the Company."

Eckert and Rogers joined the McDonald's Board of Directors on the same day in May 2003. These retirements are consistent with the Board's commitment to ongoing refreshment that maintains an appropriate balance of continuity and institutional knowledge with fresh perspectives among Directors. In 2022, the Board elected four new independent Directors and announced one retirement.

Robert A. Eckert shared
"It has been a privilege and an honor to serve McDonald's for the last 20 years. The world has changed significantly during this time, and the Company has successfully navigated challenges and leveraged opportunities to become one of the most admired brands globally. I leave confident that the Company has the right strategy to deliver sustained, long-term profitable growth for the System, shareholders and all stakeholders. I look forward to watching the McDonald's System continue to thrive in the years ahead."

John W. Rogers, Jr. shared
"I'm exceptionally proud to have championed initiatives to expand opportunity across all parts of the business including a $250 million commitment in the U.S. to increase demographic representation of the franchisee base, tying executive compensation to improving diversity representation and increasing spending with diverse suppliers. It's been a pleasure to serve alongside such a skilled and experienced group of Directors, and I'm confident in the Company's ability to continue advancing its purpose of feeding and fostering communities."

About McDonald's
McDonald's is the world's leading global foodservice retailer with over 40,000 locations in over 100 countries. Approximately 95% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

Forward Looking Statements
This document contains forward-looking statements about future events and circumstances. Generally speaking, any statement not based upon historical fact is a forward-looking statement. In particular, statements regarding McDonald's plans, strategies, prospects and expectations regarding its business and industry are forward-looking statements. They reflect McDonald's expectations, are not guarantees of performance and speak only as of the date hereof. Except as required by law, McDonald's does not undertake to update such forward-looking statements. You should not rely unduly on forward-looking statements. McDonald's business results are subject to a variety of risks, including those that are described in its Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent filings with the Securities and Exchange Commission.